82-34812

PETROBANK
ENERGY AND RESOURCES LTD.

05005962

February 1, 2005

RECEIVED
FEB 14 2005
SEC MAIL PROCESSING SECTION
WASH. D.C.
152

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

SUPPL

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

dlw 2/22

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ANNOUNCES NORMAL COURSE ISSUER BID FOR SUBORDINATE NOTES

Calgary, Alberta – January 21, 2005 - (TSX: PBG, PBG.NT.A) Petrobank Energy and Resources Ltd. ("Petrobank" or the "Corporation") today announced the Toronto Stock Exchange (the "TSX") has accepted its Notice of Normal Course Issuer Bid (the "Bid") to purchase up to an aggregate $8,608,600 (approximately 10%) in principal amount of its issued and outstanding 9% unsecured, subordinated notes due July 31, 2006 (the "Subordinated Notes"). As at January 17, 2005, Petrobank has Subordinated Notes outstanding totalling $86,136,000 face value. The Bid will commence on January 25, 2005 and will end January 24, 2006. Purchases will be effected through the facilities of the Toronto Stock Exchange. Any Subordinated Notes purchased pursuant to the Bid shall be cancelled.

Petrobank has sufficient funds available and believes it to be financially prudent to offer to purchase some of the Subordinated Notes in advance of their maturity on July 31, 2006. Petrobank considers the Bid to be an effective use of cash, while still providing the Corporation with the flexibility to pursue growth opportunities.

Pursuant to a Substantial Issuer Bid which took place through the facilities of the Toronto Stock Exchange and expired on January 13, 2005, $14,302,250 face value of Subordinated Notes were tendered at a price of $95 (inclusive of accrued interest) per $100 face value at a total cost to Petrobank of $13,587,138.

Noteholders may obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid, without charge, by contacting Petrobank. A copy can also be obtained from the SEDAR website at www.SEDAR.com.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK RECEIVES $101 MILLION FOR MATURE PROPERTY SALES

Calgary, Alberta - December 16, 2004 - (TSX: PBG, PBG.NT.A) Petrobank is pleased to announce the closing of the sale of certain mature Canadian producing properties (previously announced on November 30, 2004) for total proceeds of $101 million. In these transactions, the Company sold 2,750 boe/day of production for approximately $35,000 per flowing boe/day. The transactions represented the sale of approximately 4.3 million barrels of proved reserves at $23.50/boe. These funds will first be applied against our existing bank facility with the remainder available to finance various corporate initiatives, including the early reduction of the Petrobank Notes, due on July 31, 2006.

USE OF PROCEEDS – PETROBANK NOTES

Closing these transactions has allowed us to eliminate bank debt, significantly strengthen our balance sheet, and accelerate the development pace of key projects in all three of our business units. Effective today, Petrobank has filed an application with the Toronto Stock Exchange to repurchase up to an aggregate $30,000,000 in principal amount of our issued and outstanding 9% unsecured, subordinated notes due July 31, 2006 (TSX: PBG.NT.A) at a price of $95 per $100 of principal amount. Petrobank has engaged Merrill Lynch Canada Inc., to act as our solicitation agent in connection with this offer, which will be open until January 13, 2005.

OPERATIONAL AND STRATEGIC UPDATE

Canadian Business Unit

The Canadian Business Unit is targeting to enter 2005 with production of approximately 2,200 boe/day, an undeveloped land base totaling more than 365,000 acres (including 154,000 acres of non-expiring fee simple land), and a broad suite of development and exploration opportunities. In 2005 our Canadian Business Unit will focus on implementing an extensive investment program in the following areas:

- At Jumpbush, where we have a 70% interest in approximately 55,000 acres of contiguous land, 54 producing gas wells and 13 producing oil wells, we expect to exit 2004 with net production of 1,200 boe/day including 7 mmcf/day of gas production. In 2005, the Company will implement the first stage of a multi-year drilling program, which anticipates a total of 250 additional wells ultimately being drilled on this property. This stage includes the drilling of 50 new wells targeting natural gas in the Medicine Hat sands, the Belly River sands, and the Belly River coals. In addition we will be assessing the reserve and production capability of the Edmonton Sand formation and the Horseshoe Canyon coals. Our current plans also include an extensive expansion of the Jumpbush infrastructure, including a major plant expansion and construction of a large gathering system to handle anticipated increases in gas production. We plan to commence drilling these new wells immediately following spring breakup and completing our facility expansions by the start of the third quarter of 2005. In subsequent years the field may warrant further facility expansion as we drill the remaining 200 locations currently in our inventory.

- At Red Willow, we are currently producing approximately 600 boe/day with an inventory of 14 drilling prospects, and a number of recompletion and well optimization candidates. Our plans for 2005 include the drilling of approximately 10 of these locations with associated tie-ins and infrastructure expansion.

- At our natural gas from coal (NGC) project in Princeton, British Colombia, which we operate with a 60% working interest, we have drilled our first test well, which encountered approximately 130 feet of coal in two horizons along with associated gas indications during the drilling operation. We are currently assessing the cores and samples from the well in the laboratory to determine gas content and other properties of the coals. We are sufficiently encouraged at this point to proceed with a preliminary completion operation on the well prior to year-end. With further positive results from the completion operation, we would anticipate drilling additional wells and commencing a pilot testing program in 2005. Our current resource assessment indicates that approximately 500 bcf of natural gas is contained in the coals under our acreage. However, the ultimate recoverability or commerciality of this resource, if any, remains to be determined.

- We have plans to drill a number of exploration and development wells in 2005 on our extensive remaining land base, which presently contains a variety of producing properties generating approximately 400 boe/day, and a large inventory of prospects. We will initially be focusing on follow-up drilling to our recent successes at Badger, and Little Bow. Before year end an 18.2 square kilometer 3D seismic survey will be completed at Macklin, Saskatchewan where we hope to repeat our past exploration and development success experienced at the nearby Eyehill and Epping areas. At Macklin there are currently three distinct prospects identified on our 100% working interest, 4,480-acre land block. Potentially, a total of 16 wells could be drilled on the property in 2005.

With continued success in the Canadian Business Unit, particularly at Jumpbush and Princeton, there is the potential to grow a substantial reserve and production base, and ultimately create an income trust opportunity.

Latin American Business Unit

The Latin American Business Unit should enter 2005 with productive capability of approximately 1,600 boe/day, and an inventory of development and exploration opportunities on both our Orito and Neiva Blocks. We continue to work with the operator of these Blocks, Ecopetrol, the state oil company of Colombia, to improve field operating efficiency and minimize well down-time. In 2005 our Latin American Business Unit will initially focus on implementing our next phase of drilling at Orito to test and confirm the various aspects of our new reservoir interpretation.

In Orito, our new interpretation of the main Caballos producing interval (cumulative production to-date of 185 million barrels) includes the integration of a tilted oil water contact, a compositional gradient in the oil leg and a re-interpretation of the existence of the primary gas cap in the field. This revised configuration of the Caballos zone has resulted in a radical re-direction of our drilling program, focusing on opportunities to extend the field to the south, southwest and the west, in direct contrast to our earlier drilling program concentrated in the north portion of the field. To confirm this new model we will be drilling the first extension well (Orito-116) in our interpreted southwest extension of the field during the first quarter of 2005. A successful well at Orito 116 would spawn a number of follow-up wells, and would technically complement our other concepts to extend the productive capabilities of the field.

In Neiva, we have finished drilling and completing the first of two planned development wells in the field with excellent technical and operational results. The second well in this program is currently drilling and will be completed by year-end. Based on the results of this operation and our previous drilling program, we have concluded that there are between 20 and 40 additional infill-drilling candidates in the Neiva field. Because of the marginal nature of the fiscal arrangement at Neiva, we are currently proposing new fiscal terms for incremental drilling operations to Ecopetrol, which would allow us to further develop this field, maximizing the productivity and reserve potential of the property for both Petrobank and Ecopetrol.

In addition to our producing fields, we continue to pursue a number of other new ventures both in Colombia and the surrounding countries where we feel there are significant opportunities to add production and reserves. Overall, Colombia has a globally competitive fiscal regime for new exploration blocks, creating an attractive investment environment.

It is our intention to ultimately create a separate corporate entity for our Latin American Business Unit, which would allow our current shareholders additional flexibility and liquidity with respect to this part of our portfolio. We intend to create a pure Latin American focused entity, with its own stock listing and financing capabilities. Towards this end, we are pursuing a listing for Petrobank on the AIM exchange in London, with the ultimate intention to obtain a separate listing for this new entity. We plan to initiate this process in the second quarter of 2005.

Heavy Oil Business Unit

Our Heavy Oil Business Unit owns 45 sections of oil sands leases in the Christina Lake region of Alberta and is implementing the WHITESANDS project which will be the first field scale test of the patented THAI™ (Toe-to-Heel-Air-Injection) *in-situ* heavy oil recovery. THAI™ is a revolutionary combustion technology for the in-situ recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. THAI™ has many potential benefits over other in-situ recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These indicated benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes. Petrobank owns all the intellectual property rights to the THAI™ and related CAPRI™ technologies.

In 2005 we are entering a new phase in our Heavy Oil Business Unit with the commencement of field activities at our WHITESANDS - THAI™ project. Civil work on the project site is essentially complete and we have commenced drilling a number of observation wells on the pilot site. The drilling and coring of the first three of these vertical stratigraphic wells has strongly reinforced the resource assessment completed earlier in 2004 by Fekete Associates. This assessment estimated a bitumen resource in place of 1.3 billion barrels on our 28,800-acre land base. These results further confirm our belief that this resource would be suitable for either a large-scale THAI™ or SAGD commercial development. Drilling of additional stratigaraphic wells will continue into the first quarter of 2005, with current plans to rollout implementation of the project through the third quarter of 2005. Based on this schedule we would expect initial results by year-end 2005.

We continue to explore various options to provide incremental equity funding for the WHITESANDS project. The Company has been offered various alternative sources of financing, many of which have failed to provide an appropriate apportionment of risks and rewards for Petrobank shareholders. We continue to evaluate the potential alternative financing options while, in parallel, we advance the project towards full-scale implementation.

STRATEGIC PLAN

The completion of our $101 million disposition program affords us the financial flexibility to accelerate the execution pace of our project inventory. As anticipated, 2004 has been a year of repositioning our balance sheet and advancing our portfolio of opportunities to a state of readiness. 2005 will be a year of execution. We are now positioned to further capitalize on the unrealized value imbedded within each of our business units. We look forward to updating our shareholders on our progress throughout 2005.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

This news release includes information regarding management's objectives and expectations, as at the date of this report and may constitute forward-looking statements under applicable securities law. These objectives and expectations involve risks and uncertainties associated with oil and gas exploration, production, marketing and transportation such as price volatility, currency fluctuations, imprecision of reserve estimates, environmental risks, competition and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Natural gas volumes have been converted to barrels of oil equivalent ("boe") so that six thousand cubic feet ("mcf") of natural gas equals one barrel based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Boes may be misleading, particularly if used in isolation.

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com

Website: www.petrobank.com

TSX: PBG, PBG.NT.A

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

Not for distribution to United States newswire services or for dissemination in the United States

PETROBANK ANNOUNCES NOTICE OF SUBSTANTIAL ISSUER BID

Calgary, Alberta – December 16, 2004 - (TSX: PBG, PBG.NT.A) Petrobank Energy and Resources Ltd. ("Petrobank" or the "Corporation") today announced the Toronto Stock Exchange (the "TSX") has accepted its Notice of Substantial Issuer Bid to purchase up to an aggregate $30,000,000 in principal amount of its issued and outstanding 9% unsecured, subordinated notes due July 31, 2006 (the "Petrobank Notes") at a price of $95 (inclusive of accrued interest) per $100 face value of each Petrobank Note (the "Offer"). Petrobank Notes having an aggregate face value of $100,438,250 are currently outstanding. If more than $30,000,000 in principal amount of Petrobank Notes are deposited in acceptance of the Offer, the Petrobank Notes to be purchased from each depositing noteholder will be determined on a pro rata basis.

The Offer is being made by means of a substantial issuer bid through the facilities of the TSX. The book for receipt of Petrobank Notes tendered will be open on the floor of the TSX between 10:00 a.m. and 12:00 noon (Eastern time) on January 13, 2005. The TSX has advised that the Petrobank Notes will be halted at the opening of trading on January 13, 2005 and will remain halted until after the Offer is concluded. Holders of Petrobank Notes who wish to accept the Offer must contact their broker, investment dealer, bank, trust company, or Merrill Lynch Canada Inc., which has been appointed as the solicitation agent for the Offer. Merrill Lynch Canada Inc. can be contacted by telephone at (416) 369-7626.

Petrobank has sufficient funds available and believes it to be financially prudent to offer to purchase some of the Petrobank Notes in advance of their maturity on July 31, 2006. Petrobank considers the Offer to be an effective use of cash, while still providing the Corporation with the flexibility to pursue growth opportunities.

Noteholders may obtain a copy of the Notice of Substantial Issuer Bid, without charge, by contacting Petrobank. A copy can also be obtained from the SEDAR website at www.SEDAR.com.

For more information please contact:

John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A